Form 10-K, Exhibit 13
period 1996-03-31
NIMBUS CD INTERNATIONAL INC
filed 1996-06-28
CIK 919550

EXHIBIT 13.1

      PORTIONS OF THE 1996 ANNUAL REPORT TO STOCKHOLDERS FOR THE
 YEAR ENDED MARCH 31, 1996 EXPRESSLY INCORPORATED HEREIN BY REFERENCE


NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA(1)




                                      Predecessor       Combined                   Company
                                                        Pro Forma
                                                         Twelve
                               Fiscal Year  Six Months   Months   Six Months            Fiscal Year
                                  Ended      Ended       Ended      Ended      Ended       Ended       ENDED
(DOLLARS IN THOUSANDS,          March 31,   Sept. 30,   March 31,  March 31,  March 31,   March 31   MARCH 31,
EXCEPT PER SHARE DATA)            1992        1992        1993       1993       1994        1995        1996

OPERATING RESULTS:
  Net sales                      $63,591    $32,138     $69,447    $37,309    $69,934     $85,827     $118,245
  Gross profit                    17,522      7,674      18,648     10,974     19,527      27,606       34,436
  Operating income                 6,112        947       6,888      5,941      8,107      15,412       21,447
  Income (loss) before
    extraordinary item             3,409        (16)      3,125      3,141      4,836       8,524       10,459
  Extraordinary item(2)                                                          (890)       (324)      (2,952)
  Net income (loss)                3,409        (16)      3,125      3,141      3,946       8,200        7,507
PRO FORMA OPERATING DATA(3):
  Net income                                                                              $ 8,196     $ 12,040
  Earnings per share                                                                      $  0.36     $   0.53
  Weighted average
    shares outstanding                                                                     22,743       22,799
FINANCIAL POSITION:
  Total assets                                                     $55,541    $59,532     $79,995     $ 90,753
  Total debt                                                        18,144     18,043      63,909       26,131
  Stockholders' equity (deficit)                                    17,206     19,339      (8,120)      43,066
  Working capital                                                    4,546     (1,415)      5,716       15,762
OTHER DATA:
  Discs sold (units):
    CD-Audio                      43,009     20,392      47,211     26,819     54,378      58,766       61,748
    CD-ROM                           739        626       1,791      1,165      4,865      28,982       63,930
      Total discs                 43,748     21,018      49,002     27,984     59,243      87,748      125,678



(1) Set forth above is selected consolidated financial data of the Company for the period October 1, 1992 (date of formation) to March 31, 1993 and for the fiscal years ended March 31, 1994, 1995 and 1996. Also set forth above is selected consolidated financial data of Nimbus Records Limited (the "Predecessor") for the fiscal year ended March 31, 1992 and for the six months ended September 30, 1992. The historical data of the Predecessor and the Company are substantially comparable as the effects of purchase accounting adjustments did not materially affect operating income; however, interest expense is not comparable due to the use of different methods of financing before and after the Company's acquisition of the Predecessor in October 1992. The results of operations for the twelve months ended March 31, 1993 are presented on an unaudited basis combining the Company's results of operations for the six months ended March 31, 1993 with the results of the Predecessor for the six months ended September 30, 1992.

(2) In November 1993, the Company refinanced its outstanding debt and incurred an extraordinary charge of $1,302 ($890 net of tax) on the debt extinguishment. In March 1995, the Company refinanced its outstanding debt and incurred an extraordinary charge of $515 ($324 net of tax) on the debt extinguishment. In October 1995, the Company refinanced its outstanding debt and incurred an extraordinary charge of $4,164 ($2,952 net of tax) on the debt extinguishment.

(3) The pro forma net income gives effect to the Recapitalization, the Offering and the Private Placement (each as defined in Notes 1 and 4 to the Company's Consolidated Financial Statements). See Note 18 of the Company's Notes to Consolidated Financial Statements.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

FISCAL 1996 COMPARED TO FISCAL 1995


    NET SALES. Total discs sold increased 43.3% to 125.7 million units in fiscal 1996 from 87.7 million units in fiscal 1995. The increase was the result of a 120.3% increase in CD-ROM unit sales from 29.0 million discs in fiscal 1995 to
63.9 million discs in fiscal 1996, combined with a 5.1% increase in CD-Audio unit sales from 58.7 million discs in fiscal 1995 to 61.7 million discs in fiscal 1996. In the United States, CD-ROM volume increased 102.2% to 46.9 million discs in fiscal 1996 from 23.2 million discs in fiscal 1995. The increase was primarily due to an additional 16.4 million discs manufactured at the Company's Provo facility resulting from a vendor supply agreement with Stream International, Inc. (the "Stream CD-ROM Agreement"). In fiscal 1996, the United Kingdom CD-ROM volume increased 193.1% to 17.0 million discs from 5.8 million discs. CD-Audio volume increased in the United States by 7.5% to 28.7 million discs in fiscal 1996 while the United Kingdom experienced a 3.1% increase in CD-Audio unit sales to 33.0 million. Net sales increased 37.8% to $118.2 million in fiscal 1996 from $85.8 million in fiscal 1995. Approximately $23.4 million of the sales increase in fiscal 1996 was due to the increase in disc volume offset by a decrease in the average disc selling price from $0.98 in fiscal 1995 to $0.87 in fiscal 1996. Both the CD-ROM and the CD-Audio markets experienced a decline in average disc selling price in fiscal 1996 in response to an increase in production capacity within the CD industry in both North America and Europe. Discs manufactured under the Stream CD-ROM Agreement also realized lower disc prices as, under the terms of the agreement, cost efficiencies resulting from increased production volumes are reflected in the disc sales price. The acquisition of substantially all of the assets of HLS Duplication, Inc. ("HLS"), which now operates as Nimbus Software Services, Inc. ("NSS"), on August 31, 1995, contributed $8.7 million of turnkey and other related service revenues in fiscal 1996.

    GROSS PROFIT. Gross profit increased 24.6% to $34.4 million in fiscal 1996 from $27.6 million in fiscal 1995. The increase in gross profit was primarily due to the higher unit volume and additional turnkey related service revenues described above, reduced costs in the printing process and improved labor and production efficiencies resulting from the higher unit volumes. Fiscal 1995 gross profit included a $2.3 million gain from settlements reached with licensing companies for prior royalty obligations, while in fiscal 1996 the Company recorded a gain of $1.7 million resulting from a settlement with one licensing company regarding prior royalty obligations. Gross margin decreased to 29.1% in fiscal 1996 from 32.2% in fiscal 1995. The Company's gross margin was unfavorably impacted by the additional revenues from the turnkey and collateral related services of NSS which have a lower gross margin than CD replication sales, as well as an increase in the cost of polycarbonate, a primary raw material component. In addition, the mix of product sales toward CD-ROM resulted in increased packaging, assembly and shipping costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 6.6% to $13.0 million in fiscal 1996 from $12.2 million in fiscal 1995. The increase in selling, general and administrative expenses in fiscal 1996 was due to higher administrative support, insurance, travel and computer leasing costs associated with the increased level of operations and the greater number of production facilities. The increased selling, general and administrative expenses in fiscal 1996 includes a $0.5 million increase in the allowance for doubtful accounts, resulting, in part, from the filing for bankruptcy by one of the Company's customers. Fiscal 1995 selling, general and administrative expenses included non-recurring charges of $1.0 million associated with the termination of efforts to complete a business acquisition and an offering of securities, $0.5 million for the settlement of litigation, and $0.4 million of compensation expense related to accelerated vesting of stock options. As a percentage of net sales, selling, general and administrative expenses decreased to 11.0% in fiscal 1996 from 14.2% in fiscal 1995.

    OPERATING INCOME. Operating income increased 39.0% to $21.4 million in fiscal 1996 from $15.4 in fiscal 1995. The increase in operating income primarily reflects the higher unit volume described above. Operating income as a percentage of net sales was 18.1% and 18.0% for fiscal years 1996 and 1995, respectively.

    INTEREST EXPENSE. Interest expense increased to $5.3 million in fiscal 1996 from $2.0 million in fiscal 1995 due to the increased borrowings in connection with the Recapitalization (as defined in Note 1 to the Company's Consolidated Financial Statements).

    INCOME TAXES. Income tax expense increased to $5.6 million in fiscal 1996 from $5.0 million in fiscal 1995. The increase in income taxes was attributable to an increase in income before taxes, which was partially offset by a decrease in the Company's effective tax rate from 37.1% in fiscal 1995 to 35.0% in fiscal 1996. The decrease in the Company's effective tax rate resulted from favorable tax adjustments arising from an examination by the Inland Revenue of tax returns of the Company's United Kingdom subsidiary.

FISCAL 1995 COMPARED TO FISCAL 1994

    NET SALES. Total discs sold increased 48.1% to 87.7 million units in fiscal 1995 from 59.2 million in fiscal 1994. This increase was primarily due to a 354.5% increase in United States CD-ROM volume (excluding Stream) to 15.0 million discs in fiscal 1995 from 3.3 million discs in fiscal 1994, a 286.7% increase in the United Kingdom CD-ROM volume to 5.8 million discs in fiscal 1995 from 1.5 million discs in fiscal 1994, the addition of 8.2 million discs resulting from the Stream CD-ROM Agreement, and an 8.4% and 7.6% increase in CD-Audio unit sales in the United States and United Kingdom, respectively. Net sales increased 22.7% to $85.8 million in fiscal 1995 from $69.9 million in fiscal 1994 due to favorable pricing provided by the Stream CD-ROM Agreement combined with additional CD-ROM and CD-Audio disc volumes, offset by a decrease in the average disc selling price from $1.18 in fiscal 1994 to $0.98 in fiscal 1995. Both the CD-ROM market and the CD-Audio market experienced a decline in average disc selling price, with much of the decline in CD-ROM disc selling prices resulting from the sale of unpackaged discs as part of many equipment manufacturers' strategy to bundle discs with the sales of CD-ROM drives.

    GROSS PROFIT. Gross profit increased 41.5% to $27.6 million in fiscal 1995 from $19.5 million in fiscal 1994. This increase was attributable to decreases in raw material prices, continued gains in labor productivity, automation of quality testing and the reversal of $2.3 million of accrued royalties to reflect a settlement reached with licensors of technology regarding prior royalty obligations. These gains were partially offset by $1.2 million of start-up costs for the Company's Provo facility. Gross margin improved to 32.2% in fiscal 1995 from 27.9% in fiscal 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 7.0% to $12.2 million in fiscal 1995 from $11.4 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses decreased to 14.2% in fiscal 1995 from 16.3% in fiscal 1994. Fiscal 1995 selling, general and administrative expenses reflect non-recurring charges of $1.0 million for the write-off of costs associated with the termination of efforts to complete a business acquisition and an offering of securities, $0.5 million for settlement of litigation, $0.2 million of compensation expense due to the accelerated vesting of stock options specifically in connection with the Recapitalization, as well as an additional $0.2 million in stock option compensation expense. Fiscal 1994 selling, general and administrative expenses include a one-time expense of $1.3 million relating to the accrual of payments to be made under a technical services agreement with former stockholders of the Company. Excluding these unusual charges incurred in each year, the increase in selling, general and administrative expenses was less than 2% from fiscal 1994 to fiscal 1995.

    OPERATING INCOME. Operating income increased 90.1% to $15.4 million in fiscal 1995 from $8.1 million in fiscal 1994. The increase in operating income was the result of the higher unit sales and improved gross profit margins described above. Operating income as a percentage of net sales improved to 18.0% in fiscal 1995 from 11.6% in fiscal 1994.

    INTEREST EXPENSE. Interest expense increased to $2.0 million in fiscal 1995 from $1.7 million in fiscal 1994. The increase in interest expense was due to higher interest rates as well as increased borrowings in connection with the start-up of the Company's Provo facility.

    INCOME TAXES. Income taxes increased to $5.0 million in fiscal 1995 from $1.6 million in fiscal 1994. The increase in income taxes was attributable to a significant increase in income before taxes and a change in the Company's effective tax rate from 25.2% in fiscal 1994 to 37.1% in fiscal 1995. In fiscal 1994, the Company recorded the benefit of acquired foreign net operating losses and benefited from favorable tax adjustments by the Company's United Kingdom subsidiary resulting from an examination of its tax returns by the Inland Revenue. The effective income tax rate for fiscal 1995 was higher than the federal statutory rate due to state income taxes and the Company's inability to utilize certain foreign tax credits in determining United States taxable income.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has satisfied its liquidity needs through cash flows from operations and various borrowing arrangements. Principal liquidity needs have included capital expenditures and debt repayment.

    Operating activities provided net cash of $11.9 million in fiscal 1996. Working capital was $15.8 million at March 31, 1996, compared to $5.7 million at March 31, 1995. Accounts receivable increased $6.6 million due to higher sales volumes and inventories increased $0.4 million to support the increased level of sales. Accounts payable and accrued expenses decreased $4.8 million in fiscal 1995, largely reflecting the resolution of past royalty obligations.

    Capital expenditures were $10.1 million for fiscal 1996. Capital expenditures in fiscal 1996 are related to the expansion of manufacturing capacity and administrative facilities in the United Kingdom, as well as expanding the manufacturing capacity of the Provo facility. The Company increased Provo's capacity to ten press lines by entering into operating leases with General Electric Capital Corporation for $4.9 million of equipment and by purchasing $1.1 million of equipment. On August 31, 1995, the Company acquired a west coast production facility by purchasing substantially all of the assets of HLS for approximately $5.15 million in cash and the assumption of certain liabilities.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(CONTINUED)

    On October 30, 1995, the Company completed its initial public offering with the sale of 6,350,000 shares of common stock and 500,000 shares of common stock in a concurrent private placement that generated net cash proceeds of $43.7 million. Contemporaneously with the completion of the public offering, the Company entered into an amended and restated credit agreement (the "New Credit Agreement") with The Chase Manhattan Bank, N.A., as agent and one or more lenders. Borrowings under the New Credit Agreement, along with the proceeds of the public offering and cash generated from operations, enabled the Company to reduce its long-term debt and to purchase property and equipment.

    During fiscal 1997, the Company anticipates the need for approximately $25 million in cash for capital expenditures to expand its compact disc production capacity, install full DVD manufacturing capability, and upgrade its worldwide MIS system. The Company believes that these capital expenditures, working capital requirements, and any future acquisitions will be financed through a combination of funds provided by operating activities and availability under the New Credit Agreement.

    At March 31, 1996, outstanding borrowings under the New Credit Agreement were $26.1 million and the remaining availability under the revolving credit facility was $23.25 million.

    The Company has entered into interest rate swap agreements to protect against fluctuations in its variable rate term debt for initial notational amounts of $5 million and approximately $20 million (denominated in pounds sterling). The interest rate caps ensure that the Company will not pay interest rates higher than 7.0% on $5 million and not higher than 9.5% on $20 million of its term debt outstanding at March 31, 1996.


SEASONALITY AND QUARTERLY INFORMATION


    The Company's sales are seasonal, with peak sales activity normally occurring in the third fiscal quarter as retail chains increase inventory before the holiday season. As a result, operating income is typically higher in the third fiscal quarter as fixed operating costs are spread over generally higher sales volume. In addition, in order to provide for capacity demands, long lead time production equipment is typically ordered for delivery during the first fiscal quarter and, to a lesser extent, the second fiscal quarter. Equipment installations generally result in some level of production inefficiency which may have a negative impact on margins. The effect on margins may be amplified when equipment is installed in the lower sales volume first and second quarters. Further, pricing and unit volumes can impact comparative quarterly financial results either positively or negatively in a manner that may not necessarily be indicative of a full year's results.

ACCOUNTING STANDARDS CHANGE

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. SFAS 123 requires a fair value based method of accounting for stock based compensation, and provides an option to the Company to either recognize compensation expense for employee stock based compensation or to provide pro forma earnings information as if such compensation cost had been recognized. The Company has not yet determined the various assumptions that will be used in the fair value calculations, the method of adoption nor the impact this statement will have on its financial statements.

CONTINGENCIES

    On March 18, 1996, the Company received notification from the United States Environmental Protection Agency ("EPA") alleging that the Company is a Potentially Responsible Party ("PRP") for the cleanup of surface water contamination at the Cherokee Oil Company Site (the "Site") in Charlotte, North Carolina which was used by the Company for the disposal of certain byproducts of its manufacturing processes. Subsequently, the U.S. Department of Justice notified the Company that it intends to seek recovery of the approximately $6 million environmental cleanup cost incurred at the Site from the Company and 46 other PRPs each of which is considered to be jointly and severally liable. The Company does not yet know its potential share of the cleanup costs, the allocation of which is typically based on the amount of product disposed at the Site. Many of the PRPs are larger than the Company and appear to have substantial resources. Management of the Company believes that the ultimate settlement of this matter will not have a material adverse effect on the Company's financial position or results of operations.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

MARCH 31, 1996 AND 1995



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                   1996         1995

ASSETS
Current assets:
  Cash and cash equivalents                                  $  3,593     $  2,318
  Accounts and notes receivable-trade, less allowances
    for doubtful accounts of $2,014 and $1,989                 26,121       19,533
  Inventories                                                   2,177        1,743
  Prepaid expenses                                                729        1,508
  Deferred income taxes                                         1,766        2,600

      Total current assets                                     34,386       27,702

Property, plant, and equipment, net                            50,809       48,650
Other assets and intangibles                                    5,558        3,643

                                                             $ 90,753     $ 79,995

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                              6,437        8,507
  Current portion of long-term debt                             1,463        1,000
  Accrued expenses and other liabilities                        7,297       10,006
  Income taxes payable                                          3,427        2,473

      Total current liabilities                                18,624       21,986

Long-term debt                                                 24,668       62,909
Deferred income taxes                                           4,395        3,220
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value, 2,000,000 shares
    authorized, no shares issued or outstanding
  Common stock, $0.01 par value, 60,000,000 shares
    authorized, 38,973,173 shares issued; 20,829,962 and
    13,804,962 shares outstanding                                 390          390
  Paid-in capital                                              66,734       41,275
  Retained earnings                                            22,794       15,287
  Cumulative foreign currency translation adjustments             241          220
                                                               90,159       57,172
Treasury stock, at cost, 18,143,211 and 25,168,211 shares     (47,093)     (65,292)

      Total stockholders' equity (deficit)                     43,066       (8,120)

                                                             $ 90,753     $ 79,995


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994




(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             1996         1995        1994
Net Sales                                               $118,245     $85,827     $69,934
Cost of goods sold                                        83,809      58,221      50,407

  Gross profit                                            34,436      27,606      19,527
Selling, general and administrative expenses              12,989      12,194      11,420

  Operating income                                        21,447      15,412       8,107
Interest expense                                           5,305       1,983       1,663
Other (income) expense, net                                   41        (121)        (17)

  Income before income taxes and extraordinary item       16,101      13,550       6,461
Provision for income taxes                                 5,642       5,026       1,625

  Income before extraordinary item                        10,459       8,524       4,836
Extraordinary item-extinguishment of debt
  (less income tax benefit of $1,213, $191 and $412)      (2,952)       (324)       (890)

  Net income                                            $  7,507     $ 8,200     $ 3,946

Net income-Pro forma for the Offering (Note 18)         $ 12,040     $ 8,196

Earnings per share-Pro forma for the Offering (Note 18) $   0.53     $  0.36

Weighted average shares outstanding                       22,799      22,743



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994



                                                                            Cumulative    Notes
                                                                              Foreign  Receivable for
                              Number of shares                               Currency   Purchases of
(DOLLARS IN THOUSANDS,     Common        Treasury      Common     Paid-in   Translation    Common     Retained    Treasury
EXCEPT PER SHARE DATA)     Stock           Stock        Stock     Capital   Adjustments    Stock      Earnings     Stock

Balances,
  April 1, 1993         29,199,058                      $291     $ 15,239     $ (379)    $ (1,086)    $ 3,141
    Stock repurchased
      and canceled      (3,503,874)                      (34)      (2,761)                    931
    Collections on
      notes from
      stockholders                                                                            155
    Net income                                                                                          3,946
    Foreign currency
      translation
      adjustments                                                               (104)
Balances,
  March 31, 1994        25,695,184                -      257       12,478       (483)           -       7,087             -
    Issuance of
      common stock         286,128                         3          997
    Issuance of com-
      mon stock in
      recapitalization  10,817,847                       108       27,192
    Issuance of
      warrants                                                      1,750
    Exercise of
      stock options
      (including
      income tax
      benefit of
      $1,190)            2,174,014                        22        3,104
    Repurchase of
      common stock                      (25,168,211)                                                             $  (63,515)
    Fees and expenses
      related to
      recapitalization                                             (4,246)                                           (1,777)
    Net income                                                                                          8,200
    Foreign currency
      translation
      adjustments                                                                703
Balances,
  March 31, 1995        38,973,173      (25,168,211)     390       41,275        220            -      15,287       (65,292)
    Stock issued in
      connection
      with initial
      public offering
      and private
      placement                           6,850,000                25,911                                            17,745
    Exercise of
      warrants                              175,000                  (452)                                              454
    Net income                                                                                          7,507
    Foreign currency
      translation
      adjustments                                                                 21

BALANCES,
  MARCH 31, 1996        38,973,173      (18,143,211)    $390     $ 66,734     $  241            -     $22,794    $  (47,093)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                   1996         1995         1994
Cash flows from operating activities:
  Net income                                                 $  7,507     $  8,200     $  3,946
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Extraordinary item                                          2,047          324          890
    Depreciation and amortization                               7,938        6,217        4,877
    Net loss (gain) on sale of equipment and other
      assets                                                      361           19         (321)
    Deferred income taxes                                       2,922          796          162
    Gain on settlement of royalty obligation                   (1,744)      (2,300)
    Write-off of public offering and acquisition costs                       1,005
    Noncash compensation expense for stock options                             628          337
    Other, net                                                    (56)          70           25
    Change in operating assets and liabilities, net of
      acquisition:
      Accounts receivable-trade                                (5,694)      (3,156)         830
      Inventories                                                  31         (116)          83
      Prepaid expenses                                            891       (1,063)         158
      Accounts payable                                         (1,206)       5,373          953
      Accrued expenses                                         (1,132)      (1,164)       1,384

        Net cash provided by operating activities              11,865       14,833       13,324

Cash flows from investing activities:
  Purchases of property , plant and equipment                 (10,087)     (17,017)     (13,154)
  Acquisition of business, net of cash acquired                (4,850)
  Proceeds from sale of equipment and other assets                 64          108          475
  (Payment) refund of costs related to proposed
    acquisition                                                                112         (459)
  Expenditures for computer software                             (929)                     (130)
  Other investing activities                                     (548)

        Net cash used in investing activities                 (16,350)     (16,797)     (13,268)

Cash flows from financing activities:
  Proceeds of debt                                              2,357       66,993       15,011
  Repayment of debt                                           (37,000)     (21,612)     (18,828)
  Revolving credit borrowings, net                             (1,991)        (109)       3,850
  Issuance (repurchase) of common stock                        44,886       24,055       (1,863)
  Proceeds from issuance of warrants                                         1,750
  Proceeds from exercise of stock options                                    1,168
  Purchase of treasury stock                                               (65,292)
  Payment of financing fees                                    (1,140)      (3,686)      (1,009)
  Payment of costs related to initial public offering          (1,230)        (281)        (415)
  Collection on note for sale of common stock                                               155

        Net cash provided by financing activities               5,882        2,986       (3,099)

Effect of exchange rate changes on cash                          (122)          59          (41)

        Net increase (decrease) in cash                         1,275        1,081       (3,084)
Cash and cash equivalents, beginning of year                    2,318        1,237        4,321

Cash and cash equivalents, end of year                       $  3,593     $  2,318     $  1,237


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND PRINCIPLES
   OF CONSOLIDATION:


    Nimbus CD International, Inc. was organized in October 1992 to acquire certain companies which operate manufacturing facilities in the U.S. and the U.K. (collectively, the "Company"). The Company is a manufacturer of compact discs ("CDs") which are used primarily for the playback of pre-recorded music ("CD-Audio") and the distribution of digitally recorded information, including data, text, video, audio and other interactive applications ("CD-ROM").

    On March 31, 1995, certain affiliates of McCown De Leeuw & Co. ("MDC") and Behrman Capital, L.P. ("Behrman") replaced affiliates of DLJ Merchant Banking, Inc. ("DLJMB") as the Company's majority stockholders through a series of transactions (the "Recapitalization"). MDC and Behrman acquired 10,698,970 shares of the Company's common stock for an aggregate purchase price of $27,000 and another investor acquired 118,876 shares of common stock for $300. The Company refinanced its then-outstanding debt incurring an extraordinary charge of $515 ($324 net of tax) related to the write-off of deferred financing costs, and borrowed an additional $41,091. The Company also received $1,750 from the issuance of warrants to purchase 693,453 shares of its common stock for $0.01 per share. The proceeds from the issuance of common stock, warrants and additional debt were used by the Company to acquire 22,333,768 shares of its common stock held by DLJMB and 2,834,436 shares of common stock from certain members of management and other stockholders for an aggregate cost of $65,292, including related fees and expenses. The Recapitalization was accounted for as a treasury stock transaction with no step up in the basis of the Company's assets. The Company's deficiency in consolidated stockholders' equity was due to the amount of treasury shares purchased in the Recapitalization.

    The consolidated financial statements present the operating results and financial position of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

    The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at average monthly rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. The gains and losses from foreign currency transactions, not material in amount, are reflected in operations.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

a. Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and cash equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

c. Foreign exchange contracts and hedging instruments: The Company enters into foreign exchange contracts to hedge exposures related to foreign currency transactions. Gains and losses on these contracts are recognized in the same period in which gains or losses from the transaction being hedged are recorded.

d. Inventories: Inventories are valued at the lower of cost or market, with cost for raw materials determined using the first-in, first-out method and cost for work-in-process and finished goods determined using the average cost method.


e. Property, plant and equipment: Property, plant and equipment are stated at cost. The costs of significant improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. Depreciable lives are as follows:

                                                        Years
       Buildings                                         40
       Leasehold improvements                          5-12
       Machinery and equipment                         5-12

       When properties are sold or retired, their cost and the related accumulated depreciation are eliminated from the accounts and the gain or loss is reflected in operations.


f. Income taxes: The Company provides for deferred income taxes based on the liability method of accounting for income taxes. Deferred tax liabilities and assets are determined based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(CONTINUED)


g. Other Assets and Intangibles: The excess purchase price over the fair value of identifiable net assets acquired is allocated to goodwill and amortized over 15 years. Goodwill of $2,787 is presented net of accumulated amortization of $96 as of March 31, 1996. Purchased software including related implementation costs are capitalized in other assets and amortized over its estimated useful life.


h. Impairment of Long-Lived Assets: Beginning in fiscal 1996, the review for the possible impairment of long-lived tangible and intangible assets is performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For assets to be held and used in operations, this standard requires that, whenever events indicate that an asset may be impaired, the entity estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. Assets are grouped for this purpose at the lowest level for which there are identifiable and independent cash flows. If the sum of these undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the estimated fair value of the asset. At March 31, 1996, the Company believes that there was no impairment of its tangible and intangible noncurrent assets.


3. ACQUISITION:


    On August 31, 1995, the Company acquired substantially all of the assets of HLS Duplication, Inc. ("HLS") for a purchase price of approximately $5.15 million in cash plus the assumption of certain specified liabilities. The acquisition is being accounted for as a purchase for financial reporting purposes. The results of the acquired entity, which are not material in relation to the Company, have been included in the consolidated financial results since the date of acquisition. The assets acquired and liabilities assumed were as follows:

Fair value of assets acquired       $ 3,360
Goodwill                              2,883
Liabilities assumed                  (1,093)
                                    $ 5,150
Cash acquired                          (300)
Cash paid for acquisition, net      $ 4,850



4.  INITIAL PUBLIC OFFERING:


    On October 30, 1995, the Company completed its initial public offering with the sale of 6,350,000 shares of common stock at an offering price of $7 per share (the "Offering").

    Contemporaneously with the Offering, Behrman Capital, L.P., purchased 500,000 shares of common stock of the Company in a private placement transaction (the "Private Placement") at a price per share equal to the initial public offering price less the underwriting discount.

    The net proceeds to the Company from the Offering and the Private Placement, after deducting underwriting discounts, commissions and expenses payable by the Company, were $43.7 million. The Company used $41.7 million of the net proceeds to reduce outstanding indebtedness and $2.0 million for general corporate purposes.

    The Company incurred an extraordinary charge of $4,164 ($2,952 net of tax) in the third quarter of fiscal 1996 related to the write-off of deferred financing costs and the costs of terminating interest rate swap agreements in connection with the repayment of debt with the proceeds from the Offering and the Private Placement and borrowings under the amended and restated credit agreement. Such charge has not been reflected in the pro forma net income and per share data.


5. INVENTORIES:


    Inventories at year-end consisted of the following:


                         1996       1995
Raw materials         $ 1,849    $ 1,323
Work-in-process           263        299
Finished goods             65        121
                      $ 2,177    $ 1,743


6.  PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at year-end consisted of the following:


                                                        1996          1995
  Land, buildings and improvements                   $  18,652      $ 16,447
  Machinery and equipment                               46,986        41,786
  Construction in progress                               1,549         1,143

                                                        67,187        59,376
  Less accumulated depreciation                        (16,378)      (10,726)

      Net property, plant and equipment               $ 50,809      $ 48,650

    Depreciation expense amounted to $7,256, $5,974 and $4,789 for fiscal years 1996, 1995 and 1994, respectively.

7.  ACCRUED EXPENSES AND OTHER LIABILITIES:

        Accrued expenses and other liabilities at year-end consisted of the following:


                                             1996       1995

Royalty obligations                        $ 2,753    $ 5,627
Taxes payable, other than income taxes       1,237      1,853
Employee compensation and benefits           1,863      1,663
Other items                                  1,444        863
                                           $ 7,297    $10,006


8.  DEBT:

     Long-term debt at year-end consisted of the following:

                                                       1996       1995

Variable rate term loan (effective interest
  rate of 7.9% at March 31, 1996),
  payable in quarterly installments of
  varying amounts commencing in
  December , 1996 with the final
  maturity in September, 2000                       $24,381
Variable rate revolving loans (effective
  interest rate of 7.1% at March 31, 1996)            1,750
Variable rate term loan (effective interest
  rate of 9.1% at March 31, 1995) payable
  in quarterly installments of varying
  amounts commencing in December, 1996
  with final maturity in March, 2000                             $35,168
Variable rate term loan (effective interest
  rate of 9.4% at March 31, 1995) payable
  in quarterly installments of $250 com-
  mencing in June, 1995 with the balance
  due at maturity in March, 2002                                  25,000
Variable rate revolving loans
  (effective interest rate of 9.2%
  at March 31, 1995)                                               3,741

  Totals                                             26,131       63,909
Less current maturities                               1,463        1,000

                                                    $24,668      $62,909


    On October 30, 1995, the Company entered into an amended and restated credit agreement (the "New Credit Agreement") with The Chase Manhattan Bank, N.A., as agent and one or more other lenders. The New Credit Agreement provides for the Company's ongoing working capital and capital expenditure needs. The New Credit Agreement provides for a term loan of $25.0 million and a revolving credit facility, the aggregate principal amount of which shall not exceed $25.0 million outstanding at any time. A portion of the revolving loan commitment may be utilized for letters of credit, a swingline facility and an overdraft facility. The New Credit Agreement has a dual currency option, which permits the Company to borrow in U.S. dollars or pounds sterling. Loans under the revolving credit facility may be borrowed, repaid and reborrowed, subject to a schedule of mandatory repayments and commitment reductions. This transaction resulted in the write-off of $3,260 in deferred loan fees and the capitalization of $911 in new loan costs.

    The New Credit Agreement requires a commitment fee of .375% on the unused portion of the available line of credit amount. Interest is payable in arrears for optionally selected interest periods, with interest payable not to exceed a three-month period. The weighted average interest rate on outstanding borrowings at March 31, 1996 was 7.9%.

    The New Credit Agreement provides for the prepayment of principal based on the Company's cash flow (as defined) or upon the occurrence of certain specified events. The scheduled annual principal payments, after fiscal 1997 are $4,876 in 1998, $7,217 in 1999, $7,217 in 2000, and $3,608 in 2001.Interest paid on the outstanding debt during fiscal years 1996, 1995 and 1994 was $4,721, $1,882 and $1,748, respectively. No interest was capitalized during fiscal years 1996, 1995 and 1994. The recorded value of the Company's long-term debt at March 31, 1996 approximates its fair value.

    The Company has entered into interest rate swap agreements to protect against fluctuations in its variable rate term debt through September 30, 1998, as required by the New Credit Agreement. The Company purchased interest rate caps for initial notional amounts of $5,000 and approximately $20,000 (denominated in pounds sterling), each declining over the term of the related borrowings. The cost of these agreements was approximately $308 and is being amortized over the terms of the agreements.

    The interest rate caps ensure that the Company will not pay interest at rates higher than 7.0% on $5,000, and not higher than 9.5% on $20,000 of its term debt outstanding at March 31, 1996. These interest rate agreements did not have any material effect on the Company's interest expense for the year ended March 31, 1996.

    The estimated fair value of the Company's interest rate swap agreements which hedge outstanding borrowings was an asset of $1,011 as of March 31, 1996.

    Substantially all of the Company's tangible and intangible assets are pledged as collateral for borrowings under the New Credit Agreement. The New Credit Agreement subjects the Company to certain restrictions and covenants, including limitations on the incurrence of additional debt, capital expenditures, asset sales and the maintenance of certain financial ratios. The New Credit Agreement restricts the payment of dividends on the Company's common stock, and at March 31, 1996, none of the Company's retained earnings was available for the payment of such dividends.

    On November 23, 1993, the Company refinanced its original acquisition debt. This transaction resulted in the write-off of $1,302 ($890 net of tax) in deferred loan and other fees.


9. INCOME TAXES:


    The components of income before income taxes and extraordinary items were as follows:


                                                1996         1995        1994

Domestic                                      $  8,162     $  6,764     $1,957
Foreign                                          7,939        6,786      4,504

  Income before income taxes
       and extraordinary items                $ 16,101     $ 13,550     $6,461

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(CONTINUED)



      The provision for income taxes consisted of the following:

                                                1996      1995      1994

Current
   Federal                                    $1,057     $2,039     $  344
   State                                         156        178         56
   Foreign                                     2,492      2,013      1,063
      Total current                            3,705      4,230      1,463

Deferred:
   Federal                                     1,733        164        337
   State                                         296         25
   Foreign                                       (92)       607       (175)

      Total deferred                           1,937        796        162
           Total income tax expense           $5,642     $5,026     $1,625

   The principal reasons for the differences between the federal statutory income tax rate and the Company's effective income tax rate on income before extraordinary item were as follows:



                                  1996       1995      1994

Federal statutory tax rate         34.0%     34.0%     34.0%
Increase (decrease) in taxes
  resulting from:
    State taxes, net of federal
      tax effect                    1.9       1.0       0.6
    U.S. tax attributable to
      deemed repatriation of
      foreign subsidiary earnings
      (net of foreign tax credit)   0.7       0.8       7.1
    Difference between U.S.
      federal statutory rate and
      foreign effective rates,
      primarily attributable
      in 1996 and 1994 to
      examinations by foreign
      tax authorities              (1.9)      2.3      (9.9)
    Release of valuation
      allowance                              (5.1)     (9.0)
    Other                           0.3       4.1       2.4

      Effective tax rate           35.0%     37.1%     25.2%


    Cash payments for income taxes were $1,275, $1,855 and $1,747 for fiscal years 1996, 1995 and 1994, respectively. The components of the net deferred tax assets and liabilities as of March 31, 1996 were as follows:


                                  Domestic     Foreign      Total

Deferred tax assets:
  Accrued royalties                           $   276     $    276
  Accounts receivable            $    401                      401
  Other accrued liabilities           425         425          850
  Net operating loss
    carryforward                    2,115                    2,115

    Deferred tax asset              2,941         701        3,642

Deferred tax liabilities:
  Property, plant and
    equipment                      (5,254)     (1,017)      (6,271)

    Deferred tax liability         (5,254)     (1,017)      (6,271)

      Net deferred tax liability $ (2,313)    $  (316)    $ (2,629)



    The components of the net deferred tax assets and liabilities as of March 31, 1995 were as follows:


                                 Domestic     Foreign     Total

Deferred tax assets:
  Accrued royalties              $ 1,099     $    99     $ 1,198
  Accounts receivable                445                     445
  Other accrued liabilities          473         243         716
  Net operating loss
    carryforward                   2,355                   2,355

Deferred tax asset                 4,372         342       4,714

Deferred tax liabilities:
  Property, plant and
    equipment                     (4,561)       (774)     (5,335)

    Deferred tax liability        (4,561)       (774)     (5,335)

      Net deferred tax liability $  (189)    $  (432)    $  (621)

    At March 31, 1996, the Company had net operating loss carryforwards for U.S. tax return purposes of approximately $5,641, which expire in the years 2003 through 2008. Due to certain ownership changes as of October 1, 1992, the use of these net operating losses is limited to approximately $640 per year.

    A current income tax provision has been recognized on all of the unremitted earnings of the Company's foreign subsidiaries (approximately $5,900 at March 31, 1996). The taxes on these foreign earnings have been offset, in part, by foreign tax credits.

10. COMMITMENTS AND CONTINGENCIES:


    a. ROYALTIES: The Company is party to various licensing agreements for technology associated with its product and the related manufacturing process under which the Company is obligated to pay royalties ranging from $.019 to $.048 per disc sold. Royalty expense incurred under these agreements amounted to $9,037, $6,258 and $3,831 for fiscal years 1996, 1995 and 1994, respectively.
During fiscal 1996, the Company reached a settlement with one licensing company and reduced its accrued liability for this and certain other prior royalties by $2,049. During fiscal 1995, the Company reached settlements with certain licensing companies for prior-year royalties, recognizing a gain of $2,294. The Company believes that its accrued expenses adequately provide for royalties payable to patent holders for proprietary technology.


    b. OPERATING LEASES: The Company leases manufacturing facilities, warehouse space, equipment and other property under various agreements which expire from 1996 through 2011. Aggregate rent expense for these leases amounted to $1,678, $494 and $331 for fiscal years 1996, 1995 and 1994, respectively.

    At March 31, 1996, future obligations under operating lease agreements were as follows:

      Fiscal Year Ending March 31,                                    Amount

        1997                                                         $2,424
        1998                                                          2,273
        1999                                                          1,670
        2000                                                          1,516
        2001                                                            790
        Thereafter                                                      205
                                                                     $8,878

c. MANAGEMENT INFORMATION SYSTEM UPGRADE: During fiscal 1996, the Company entered into agreements with software developers to acquire software products to upgrade its worldwide management information system. The Company has also entered into agreements with consulting firms to assist in the implementation of the system upgrade. At March 31, 1996, commitments for software and consulting fees related to the installation and implementation of its MIS upgrade amounted to approximately $1,250.


d. CAPITAL EXPENDITURES: At March 31, 1996, commitments for capital expenditures amounted to approximately $1,284.


e. LITIGATION AND RELATED MATTERS: On March 18, 1996, the Company received notification from the United States Environmental Protection Agency ("EPA") alleging that the Company is a Potentially Responsible Party ("PRP") for the cleanup of surface water contamination at the Cherokee Oil Company Site (the "Site") in Charlotte, North Carolina which was used by the Company for the disposal of certain byproducts of its manufacturing processes. Subsequently, the U.S. Department of Justice notified the Company that it intends to seek recovery of the approximately $6 million environmental cleanup cost incurred at the Site from the Company and 46 other PRPs each of which is considered jointly and severally liable. The Company does not yet know its potential share of the cleanup costs, the allocation of which is typically based on the amount of product disposed at the Site. Many of the PRPs are larger than the Company and appear to have substantial resources. Management of the Company believes that the ultimate settlement of this matter will not have a material adverse effect on the Company's financial position or results of operations.

    From time to time, the Company is involved in litigation that it considers to be in the normal course of business. Certain parties have alleged that the Company is liable for its manufacturing discs from data provided by its customers that contain copyrighted material not belonging to such customers. A customer of the Company has asserted that certain discs manufactured by the Company in excess of the quantity ordered by the customer had not been destroyed in accordance with contractual arrangements. Two former employees of the Company have asserted claims alleging wrongful discharge; a settlement was reached with one former employee during fiscal 1995. The Company is not presently involved in any legal proceedings which the Company expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.


f. STOCK WARRANTS: At March 31, 1996, 518,453 shares of the Company's common stock were reserved for issuance upon exercise of outstanding stock warrants which expire in 2005 and are exercisable at a price of $.01 per share. During fiscal 1996, 175,000 warrants were exercised by the warrantholder.

11. STOCK OPTION PLANS:

    The Company has adopted the Nimbus CD International, Inc. 1995 Stock Option and Stock Award Plan (the "Nimbus Plan") which provides for grants to officers and key employees of stock options, stock appreciation rights, restricted stock awards or common stock in lieu of bonuses. Under the terms of the Nimbus Plan, 2,715,449 shares of the Company's non-voting common stock were authorized to be issued. Awards and their terms are authorized by the Compensation Committee of the Company's Board of Directors.

    In October 1995, the Company adopted the Nimbus CD International, Inc. 1995 Stock Option Plan for Non-employee Members of the Company's Board of Directors (the "Directors Plan"). An aggregate of 50,000 shares of common stock has been reserved for issuance thereunder. On October 30, 1995, the Company awarded options to the Company's only independent director to purchase 10,000 shares of common stock at the initial public offering price.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(CONTINUED)


    The exercise price of options granted under the Nimbus Plan and the Directors Plan is the fair market value of the Company's common stock at the dates of grant. All options expire 10 years from the date of grant and vest over periods of up to 10 years with earlier vesting upon the attainment of certain performance measurements or upon the occurrence of certain other events.

    No restricted stock awards have been made under the Nimbus Plan. Non-qualified stock options to purchase 477,958 shares of common stock were granted in exchange for options granted under previous Company option plans. On April 3, 1995, the Company awarded qualified options to purchase 1,163,865 shares of non-voting common stock. These options will vest ratably over five years from the date of grant. On May 31, 1995, the Company awarded qualified options to purchase 451,258 shares of non-voting common stock. These options will vest if the Company meets certain performance measurements or six years from the date of grant.

    At March 31, 1996, 40,000 common shares were available for future grant under the Directors Plan and 664,578 common shares were available for future grant under the Nimbus Plan.

    The following is a summary of the activity in the Company's stock option plans for fiscal years 1996, 1995 and 1994:


                              Number of         Option Price
                              Stock Options      Per Share

Outstanding, April 1, 1993    2,571,592     $       0.53
  Granted                        75,210             1.06
  Canceled                      (15,136)            0.53

Outstanding, March 31, 1994   2,631,666     0.53 to 1.06
  Granted                        37,605             1.06
  Canceled                      (17,298)    0.53 to 1.06
  Exercised                  (2,174,015)    0.53 to 1.06

Outstanding, March 31, 1995     477,958     0.53 to 1.06
  Granted                     1,625,123     2.52 to 7.00
  Canceled                      (42,210)            2.52

Outstanding March 31, 1996    2,060,871     0.53 to 7.00

Exercisable:
  March 31, 1994              1,252,348     0.53 to 1.06
  March 31, 1995                477,958     0.53 to 1.06
  March 31, 1996                747,874     0.53 to 2.52

12. RELATED-PARTY TRANSACTIONS:

    On October 1, 1992, the Company entered into a Technical Services Agreement with a company owned by certain former stockholders of the Company. Pursuant to this agreement, the Company made annual payments of approximately $740 for technical support services. In September 1993, the Company reacquired its common stock held by these stockholders for an aggregate consideration of $2,795, including cancellation of $931 of notes receivable from the stockholders. Because these persons no longer had any equity interest in the Company, management believed that little future benefit would arise under the Technical Services Agreement. Accordingly, during fiscal 1994, the Company recorded a $1,315 charge for the remaining future payments to be made under this agreement. During fiscal 1995, the Company negotiated a settlement with the former stock-holders to terminate this agreement. This settlement resulted in a gain of $140 during fiscal 1995.

    Sales to a business owned by former stockholders of the Company amounted to $437 for fiscal 1996, $450 for fiscal 1995 and $486 for fiscal 1994.

    On May 4, 1994, the Company made an interest-bearing advance of $155 to a stockholder, due on demand after February 1, 1995. This note was collected on March 31, 1995.

    During fiscal 1995, the Company paid to McCown De Leeuw & Co., Behrman Capital L.P., and Donaldson, Lufkin & Jenrette Securities Corporation Merchant Banking, Inc. approximately $5.7 million in transaction costs related to the Recapitalization. Approximately $4.0 million of the costs was recorded as a reduction of paid-in-capital and $1.5 million was recorded as an addition to treasury stock. The remaining transaction costs were charged to expense.


13.EMPLOYEE BENEFIT PLANS:

    The Company has adopted a 401(k) savings and investment plan which covers substantially all U.S. employees. Contributions to the plan are at the discretion of the Company. The expense recognized for the plan amounted to $343, $296 and $214 for fiscal years 1996, 1995 and 1994, respectively.

    The Company has adopted a defined contribution retirement plan which covers substantially all U.K. employees. Contributions to the plan are at the discretion of the Company. The expense recognized for the plan amounted to $413, $395 and $346 for fiscal years 1996, 1995 and 1994, respectively.

14.  GEOGRAPHIC SEGMENT INFORMATION:

A summary of the Company's operations by geographic area for fiscal years 1996, 1995 and 1994 is as follows:





                               1996                                1995                             1994
                    NET     OPERATING                   Net     Operating                Net     Operating
                   SALES      INCOME     ASSETS        Sales      Income     Assets      Sales    Income     Assets
United States    $ 71,654     $10,793     $57,925    $48,663     $ 8,319     $52,171    $35,738     $2,790     $36,253
United Kingdom     46,919      10,698      32,828     37,466       7,141      27,824     34,805      5,339      23,279
Inter-area sales     (328)        (44)                  (302)        (48)                  (609)       (22)

                 $118,245     $21,447     $90,753    $85,827     $15,412     $79,995    $69,934     $8,107     $59,532


    Inter-area sales represented shipments of CDs and equipment between geographic locations. Inter-area sales were made at prices which approximate cost and have been eliminated from consolidated net sales.

15.SUPPLEMENTAL INCOME STATEMENT INFORMATION:

    The Company incurred $696 of costs in connection with its registration statement for an attempted public offering in the spring of 1994, which costs had been deferred and reflected in other assets. These costs were charged to expense as of December 31, 1994.

    During the attempted public offering, the Company had entered into agreements to acquire the operations of CD Plant Manufacturing AB, located in Sweden. The acquisition was contingent on the completion of an initial public offering of the Company's common stock by no later than June 1, 1994. When the Company was not able to complete the offering by the indicated date, the acquisition was not consummated. The cancellation resulted in a $309 write-off of accumulated acquisitions costs as of June 30, 1994.


16.OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

    The Company enters into foreign exchange contracts to hedge foreign currency transactions and to protect it from risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the transactions being hedged. The Company does not engage in speculation. At March 31, 1996, the Company was not party to any foreign exchange contracts.

    The Company's customer base is primarily American and European recording and software companies. One customer operating under a vendor supply agreement accounted for 17% of fiscal year 1996 net sales. No other customers represented more than 10% of consolidated sales for fiscal years 1996, 1995 or 1994. The Company performs credit evaluations of its customers and maintains reserves for credit losses. The provision for doubtful accounts amounted to $1,268, $514 and $1,141 for the fiscal years 1996, 1995 and 1994, respectively.

17. STOCK SPLIT:

    On October 16, 1995, the Company's board of directors approved an increase in the authorized shares of the Company's common stock to 60 million shares and a 3.76049-for-1 stock split which was distributed on October 18, 1995. All shares and per share amounts have been adjusted to reflect such stock split.


18.PRO FORMA EARNINGS PER SHARE:

    The pro forma net income gives effect to the Recapitalization, the Offering and the Private Placement, and pro forma earnings per share are computed based on the total number of shares of common stock issued and outstanding at March 31, 1996 and 1995, as adjusted for the 3.76049-for-1 stock split that became effective prior to the Offering and the Private Placement and for the following assumptions as if each had occurred on April 1, 1994: (i) the assumed exercise of warrants and stock options outstanding during each year, determined by the treasury stock method using the public offering price of $7.00 per share for options and warrants granted within one year prior to the Offering and the Private Placement and the average market price for options and warrants outstanding in periods after the Offering; (ii) the net additional debt incurred in the Recapitalization, at an average interest rate of 9.2%, resulting in additional interest expense of $2,512 ($1,557 net of tax) for the fiscal year ended March 31, 1995; (iii) the issuance by the Company of 6,350,000 shares of common stock in the Offering and 500,000 shares in the Private Placement; (iv) the application by the Company of the net proceeds of the Offering to repay $41.7 million of outstanding debt; and (v) an assumed average outstanding borrowing of $28,300 at an average interest rate of 9.2%, resulting in a reduction of historical interest expense of $2,551 ($1,582 net of tax) for the fiscal year ended March 31, 1996, and $1,983 ($1,229 net of tax) for the fiscal year ended March 31, 1995.

    Historical earning per share data has been omitted as the historical capitalization of the Company prior to the Recapitalization and the Offerings is not indicative of its capital structure following such events.

NIMBUS CD INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(CONTINUED)


19.  ACCOUNTING STANDARDS CHANGES:

          In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. SFAS 123 requires a fair value based method of accounting for stock based compensation, and provides an option to the Company to either recognize compensation expense for employee stock based compensation or provide pro forma earnings information as if such compensation cost had been recognized. The Company has not yet determined the various assumptions that will be used in the fair value calculations, the method of adoption nor the impact this statement will have on its financial statements.

20.  QUARTERLY FINANCIAL DATA (UNAUDITED):

        Summarized quarterly financial data for fiscal years 1996 and 1995 follows:


DOLLARS IN THOUSANDS,                  Three Months Ended
EXCEPT PER SHARE DATA         6/30       9/30        12/31      3/31

1996
Discs sold                    21,680     33,228     37,531     33,239
Net sales                    $21,307    $30,545    $36,645    $29,748
Gross profit                   7,212      8,982      9,880      8,362
Operating income               3,529      6,072      7,213      4,633
Income before
  extraordinary item             994      2,808      3,980      2,677
Net income                   $   994    $ 2,808    $ 1,028    $ 2,677
Net income-pro forma
  for the Offering           $ 1,655    $ 3,451    $ 4,257    $ 2,677
Earnings per share:
  Pro forma for the Offering $  0.07    $  0.15    $  0.19    $  0.12




DOLLARS IN THOUSANDS,                    Three Months Ended
EXCEPT PER SHARE DATA          6/30      9/30       12/31       3/31

1995
Discs sold                    16,792     18,548     29,865     22,543
Net sales                    $17,044    $18,912    $27,493    $22,378
Gross profit                   5,185      6,100      8,674      7,647
Operating income               2,337      3,793      5,753      3,529
Income before
  extraordinary item           1,254      2,142      3,654      1,474
Net income                   $ 1,254    $ 2,142    $ 3,654    $ 1,150
Net income-pro forma
  for the Offering           $ 1,184    $ 2,009    $ 3,599    $ 1,404
Earnings per share:
  Pro forma for the Offering $  0.05    $  0.09    $  0.16    $  0.06


REPORT OF INDEPENDENT
ACCOUNTANTS

The Stockholders and Directors
Nimbus CD International, Inc.:


    We have audited the accompanying consolidated balance sheets of Nimbus CD International, Inc. and its subsidiaries (the "Company") as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nimbus CD International, Inc. and its subsidiaries as of March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.


                                    /s/ COOPERS & LYBRAND L.L.P.

Richmond, Virginia
May 23, 1996


COMMON STOCK INFORMATION

The Company's common stock commenced trading on the Nasdaq National Market on October 26, 1995 under the symbol NMBS. Prior to that date, there was no established public trading market for the common stock.

   Set forth are the daily high and low sales prices for the Company's common stock for the period indicated, as reported by MicroQuote II. The current quoted price of the stock is listed daily in The Wall Street Journal in the National Association of Securities Dealers Automated Quotation System (Nasdaq). As of June 6, 1996, there were 104 shareholders of record. The Company has not paid any dividends on its common stock.

                              Quarter Ended
Fiscal 1996                  12/31    3/31

High                        $ 9 3/4   $ 9 1/8
Low                           7         6 1/2